UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-40527

DIGI POWER X INC.

(Translation of registrant’s name into English)

110 Yonge Street, Suite 1601, Toronto, Ontario M5C 1T4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

On October 22, 2025, the Registrant filed with the Canadian Securities Regulatory Authorities on the System for Electronic Data Analysis and Retrieval + a material change report that included a copy of a press release, a copy of which is attached hereto as Exhibit 99.1, and which is incorporated by reference to the Registrant’s Registration Statement on Form F-10, as amended (File No. 333-286520). The inclusion of any website address herein, including in any exhibit attached hereto, is intended to be an inactive textual reference only and not an active hyperlink. The information contained in, or that can be accessed through, each such website is not part of this Form 6-K or incorporated herein.

See “Exhibits” below.

Exhibits

Exhibit Number	Description
99.1	Material Change Report dated October 22, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIGI POWER X INC.

	By:	/s/ Michel Amar
		Name:	Michel Amar
		Title:	Chief Executive Officer

Date: October 22, 2025